SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                     AMENDMENT NO. 13 (FINAL AMENDMENT)
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.
                          TORQUE MERGER SUB, INC.


       JAMES S. GLEASON                           EDWARD J. PELTA
        DAVID J. BURNS                            JOHN W. PYSNACK
       JOHN J. PERROTTI                           GARY J. KIMMET
JOHN J. PERROTTI AS CUSTODIAN FOR          JOHN J. PERROTTI AS CUSTODIAN
JASON PERROTTI UNDER THE NEW YORK         FOR CHRISTINE J. PERROTTI UNDER
UNIFORM GIFT TO MINORS ACT             THE NEW YORK UNIFORM GIFT TO MINORS ACT
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339106
                   (CUSIP Number of Class of Securities)

                                -----------
                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                 COPY TO:                               AND TO:

        Blaine V. Fogg, Esq.                     David L. Finkelman, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP      Stroock & Stroock & Lavan LLP
        Four Times Square                          180 Maiden Lane
     New York, New York 10036                    New York, New York 10038
     Telephone: (212) 735-3000                   Telephone: (212) 806-5400

 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.   |X| A tender offer.
d.   |_| None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


                         CALCULATION OF FILING FEE:


  Transaction Valuation                              Amount of Filing Fee*
      $193,509,856                                         $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $38,702          Filing party:  Torque Acquisition
                                                           Co., L.L.C.
Form or registration no.:  Schedule 14D-1   Date filed:    December 15, 1999



                                INTRODUCTION

               This Amendment No. 13 (Final Amendment) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), Torque Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, Merger Subsidiary, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 7. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

               Item 7 is hereby amended and supplemented as follows:

               On March 29, 2000, pursuant to the terms and conditions of the Merger Agreement, Merger Subsidiary was merged with and into the Company in accordance with the General Corporation Law of the State of Delaware, with the Company continuing as the Surviving Corporation.

               At the Effective Time, each issued and outstanding share of Common Stock, other than Shares held in the Company's treasury and other than Dissenting Shares, was treated as follows: (a) except as otherwise provided in clauses (b), (c) and (d) below, each Share outstanding at the Effective Time was converted, by virtue of the Merger, into the right to receive $23.00 per Share; (b) each Share held by the Continuing Stockholders who entered into the Stockholders' Agreement (except Mr. Gleason) and 138,455 Shares held by Mr. Gleason each were converted into the right to retain one fully paid and nonassessable share (a "Retained Share") of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"); (c) each Share held by Merger Subsidiary was automatically cancelled and ceased to exist, and no consideration was delivered in exchange therefor; and (d) the Shares held by the Foundation were treated as follows: (i) 202,000 Shares were not affected by the Merger and remain outstanding and owned by the Foundation,
(ii) 545,000 Shares each were converted into the right to receive one share of Series A Preferred and one Warrant to acquire shares of Surviving Corporation Common Stock at $23.00 per Share, and (iii) 450,346 Shares each were converted into the right to receive the Merger Consideration. In addition, at the Effective Time, the common stock, par value $0.01 per share, of Merger Subsidiary was converted into 484,334 Retained Shares and 1,833,792 shares of Series A Preferred and Warrants to acquire 1,833,792 shares of Common Stock.

               A Form 15 has been filed with the Commission in order to deregister the Common Stock and the Rights. A press release relating to the foregoing is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.


ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS.

               Item 17 is hereby amended and supplemented by the addition of the following exhibit thereto:

(a)(8)         Text of Press Release of Gleason Corporation, dated
               March 29, 2000.



                                 SIGNATURE

               After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2000

                            GLEASON CORPORATION
                            By:    /s/ Edward J. Pelta
                                   -----------------------
                            Name:  Edward J. Pelta
                            Title: Vice President, General Counsel
                                   and Secretary


                            /s/ James S. Gleason
                            -------------------------------
                            James S. Gleason


                            /s/ David J. Burns
                            -------------------------------
                            David J. Burns


                            /s/ John J. Perrotti
                            -------------------------------
                            John J. Perrotti


                            /s/ John J. Perrotti
                            -------------------------------
                            John J. Perrotti,
                            as Custodian for Jason Perrotti
                            under the New York Uniform Gift to Minors Act


                            /s/ John J. Perrotti
                            -------------------------------
                            John J. Perrotti,
                            as Custodian for Christine J. Perrotti
                            under the New York Uniform Gift to Minors Act


                            /s/ Edward J. Pelta
                            --------------------------------
                            Edward J. Pelta


                            /s/ John W. Pysnack
                            -------------------------------
                            John W. Pysnack


                            /s/ Gary J. Kimmet
                            -------------------------------
                            Gary J. Kimmet


                            TORQUE ACQUISITION CO., L.L.C.
                            By:    /s/ Sander M. Levy
                            Name:  Sander M. Levy
                            Title: President


                            TORQUE MERGER SUB, INC.
                            By:    /s/ Sander M. Levy
                            Name:  Sander M. Levy
                            Title: President




                               EXHIBIT INDEX


Exhibit No.  Description
-----------  -----------

(a)(8)       Text of Press Release of Gleason Corporation, dated
             March 29, 2000.